Exhibit 12

The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(Millions)
Earnings:
Income from continuing operations before income taxes (2)	$3,584	$1,080	$1,289	$1,202	$385
Less: Equity earnings	(144)	(134)	(111)	(155)	(143)
Income from continuing operations before income taxes and equity earnings (2)	3,440	946	1,178	1,047	242
Add:
Fixed charges:
Interest incurred (1)	888	611	568	598	628
Rental expense representative of interest factor	16	11	11	10	10
Total fixed charges	904	622	579	608	638
Distributed income of equity-method investees	409	245	161	191	174
Less:
Interest capitalized	(141)	(101)	(59)	(25)	(36)
Total earnings as adjusted (2)	$4,612	$1,712	$1,859	$1,821	$1,018
Fixed charges	$904	$622	$579	$608	$638
Ratio of earnings to fixed charges	5.10	2.75	3.21	3.00	1.60

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Income.

(2)
Includes a $2.544 billion non-cash gain in 2014 resulting from remeasuring our previous equity-method investment in ACMP to its preliminary acquisition-date fair value in conjunction with accounting for the ACMP Acquisition.